FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Future sale of Argentine radio operating companies	3

Telefonica, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby

REPORTS

As part of the strategy to divest certain media assets previously announced by the Telefonica Group, Grupo ATCO, a subsidiary of Telefonica de Contenidos, S.A., has reached an agreement in principle over the future sale of Radio Continental and Radio Estereo, radio operating companies of the Telefonica Group in Argentina, to Grupo Latino de Radio and Corporacion Argentina de Radiodifusion, companies in the PRISA Group. The two parties hope to close the contract to implement the transaction soon, subject to administrative approval from the Argentine authorities.

Madrid, November 18th, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 18th, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors